Exhibit 1

BVR SYSTEMS (1998) LTD. REPORTS THIRD QUARTER 2009 RESULTS

        Rosh Ha’ayin, Israel – November 18, 2009 – BVR Systems (1998) Ltd. (OTCBB: BVRSF.OB), a diversified world leader in advanced military training and simulation systems, today announced a net loss of $3.3 million or $0.03 per share for the third quarter of 2009, compared with a net profit of $0.1 million, or $0.00 per share for the third quarter of 2008.

        For the nine months ended September 30, 2009, the net profit totaled $0.2 million or $0.00 per share, compared with a net profit of $1.1 million, or $0.01 per share for the nine months ended September 30, 2008.

        Revenues for the third quarter of 2009 were $10.9 million, compared with revenues of $9.1 million for the third quarter of 2008. The total revenues for the nine months ended September 30, 2009 were $34.6 million, compared with total revenues of $23.3 million for the nine months ended September 30, 2008.

        Gross profit for the third quarter of 2009 was $0.9 million, compared with a gross profit of $2.1 million for the third quarter of the previous year.

        Operating loss for the third quarter of 2009 was $2.3 million, compared with an operating profit of $0.4 million for the same period last year.

        BVR’s order backlog at the end of the third quarter of 2009 was approximately $47.5 million.

        The Company announced on July 20, 2009, that it has signed an agreement with Elbit Systems Ltd. (NASDAQ:ESLT), pursuant to which BVR shall sell to Elbit substantially all of its assets in consideration for a cash payment of approximately $34,000,000. Since the Company is of the opinion that the probability of closing the transaction is high when preparing the financial statements the Company took into consideration the expenses relating to such transaction in an amount of approximately $2.5 million.

BVR Systems (1998) Ltd., (OTCBB: BVRSF.OB) is a diversified world leader in advanced defense training and simulation systems. For more information, visit the Company's web site at http://www.bvrsystems.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of BVR Systems’ management and are subject to a number of factors and uncertainties that could cause actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. These factors include but are not limited to the fact that the Company has experienced reductions in backlog; the Company has reported operating and/or net losses in the past and may report operating and/or net loses in the future, conditions in Israel affect the Company’s operations and may limit its ability to produce and sell its products, changes in technology and market requirements; decline in demand for the Company’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, the risks and uncertainties relating to the purchase agreement with Elbit, including the closing of the transaction and the effects of the transaction on the Company, and risks and uncertainties relating to the operations of the Company following any such closing. For other factors that could cause BVR Systems’ results to vary from expectations, please see the Company’s Report on Form 6-K filed with the SEC on July 20, 2009 and the Company other reports filed from time to time with the SEC.

Contacts:
Ilan Gillies, CEO
BVR Systems (1998) Ltd.
Tel: 011 972 3 900 8000

B.V.R. Systems (1998) Ltd. and Subsidiary

Condensed Consolidated Interim Statements of Operations for the

	Nine months ended September 30		Three months ended September 30		Year ended December 31 2008
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)		(Audited)
	$ thousands		$ thousands		$ thousands

Revenues:
Sales	31,207	21,509	10,682	8,936	29,711
Royalties, commissions and others	3,410	1,783	193	178	1,855

Total revenues	34,617	23,292	10,875	9,114	31,566

Cost of revenues	26,294	17,040	9,959	7,024	23,282

Gross profit	8,323	6,252	916	2,090	8,284

Operating expenses:
Research and development	1,325	894	430	374	1,213
Selling and marketing	1,493	1,747	537	579	2,128
General and administrative	3,735	2,299	2,203	701	2,773

Total operating expenses	6,553	4,940	3,170	1,654	6,114

Operating profit (loss)	1,770	1,312	(2,254)	436	2,170

Financial income	290	435	63	44	219
Financial expenses	(1,901)	(654)	(1,092)	(340)	(766)

Financial expenses, net	(1,611)	(219)	(1,029)	(296)	(547)

Profit (loss) before taxes on income	159	1,093	(3,283)	140	1,623
Income tax expense	-	-	-	-	-

Net profit (loss) for the period	159	1,093	(3,283)	140	1,623

Earnings (loss) per share
Basic earnings per share	0.00	0.01	(0.03)	0.00	0.014

Diluted earnings per share	0.00	0.01	(0.03)	0.00	0.014